EXHIBIT 10.0.3

[WINN DIXIE LOGO]

PERSONAL & CONFIDENTIAL

FRANK LAZARAN	March 8, 2004
President and Chief Executive Officer

Mr. Bennett Nussbaum

[ADDRESS]

Dear Bennett:

This letter will serve as an offer of Winn-Dixie Stores, Inc. (the “Company”) to employ you as our Senior Vice President, Chief Financial Officer. We anticipate that your employment will commence on Monday, March 8, 2004, hereinafter your hire date or date of hire. The Board of Directors will ratify your appointment as Senior Vice President and Chief Financial Officer at its next meeting, which is currently scheduled for April 21, 2004.

Base Salary

Your base salary will be not less than Five Hundred Thousand Dollars ($500,000.00) per full year, payable monthly in arrears on the last banking day of the month and will be reviewed annually for adjustment.

Sign-On Cash Bonus

You will receive a lump sum sign-on cash bonus of One Hundred Thousand Dollars ($100,000.00) on the last banking day of the month of your hire date. If you either voluntarily resign without good reason or are terminated for cause within one (1) year of your hire date, you will be responsible for repaying this entire bonus in full. If you either voluntarily resign without good reason or are terminated for cause within two (2) years of your hire date, you will be responsible for repaying fifty percent (50%) of this bonus.

Annual Cash Bonus

You are eligible to receive a cash incentive bonus during each year of employment. This cash incentive bonus is provided pursuant to the Company’s Officer Compensation Program (“OCP”) and provides for a bonus of sixty percent (60%) of your yearly base salary for target performance and one hundred twenty percent (120%) of your yearly base salary for superior performance. For fiscal year ending June 30, 2004, this bonus will have a guaranteed minimum amount equal to $100,000. For fiscal year ending June 30, 2005, this bonus will have a guaranteed minimum amount equal to 40% of your annual base salary.

Mr. Bennett Nussbaum

March 8, 2004

Annual Perquisite Bonus

You are eligible to receive an annual perquisite bonus of Twenty-Five Thousand Dollars ($25,000.00), starting fiscal year 2005 to be paid in a lump sum. For the fiscal year ending June 30, 2004, however, you will receive a perquisite bonus of Twelve Thousand Five Hundred Dollars ($12,500.00), to be paid on the last banking day of the month of your hire date. Starting fiscal year 2005, receipt of the annual perquisite bonus will be conditioned upon your execution of an agreement to repay a prorated portion of the bonus should your employment with the Company end during the fiscal year in which you receive the bonus.

Long-Term Incentives

We will recommend to the Compensation Committee of the Board of Directors that the following enhanced one-time grants, with an effective grant date of March 8, 2004, be made to you as of your hire date:

•	Options to purchase five hundred thousand (500,000) shares of the Company’s common stock at an exercise price per share equal to the New York Stock Exchange closing price on the effective grant date.

•	Fifteen thousand (15,000) shares of restricted stock: and

•	A contingent cash award of approximately Ninety Three Thousand Seven Hundred Fifty Dollars ($93,750.00).*

Fifty percent (50%) of the aforementioned stock options, restricted shares and contingent cash grants will vest on the second anniversary of the effective grant date. The remaining fifty percent (50%) of the aforementioned stock options, restricted shares and contingent cash grants will vest on the third anniversary of the effective grant date.

•	In addition to the above, as your fiscal year 2005 program grants under our OCP, you will be granted options to purchase a minimum of two hundred thousand (200,000) shares of the Company’s common stock at an exercise price per share equal to the New York Stock Exchange closing price on the date grants are made (the “2005 Program Grant”)

*	The approximate contingent cash figure shown above is based on the March 3, 2004, closing price. Your grant will be based on the closing stock price on the date your hire.

Mr. Bennett Nussbaum

March 8, 2004

Fifty percent (50%) of the Program Grant will vest on the second anniversary of the grant date (i.e., when approved by the Board). The remaining fifty percent (50%) of the 2005 Program Grant will vest on the third anniversary of the grant date (i.e., when approved by the Board).

The 2004 and 2005 option grants referenced above will have a term of not less than 6 1/2 years, will not be subject to performance conditions and will otherwise have terms and conditions not less favorable than those set forth in the Company’s Key Employee Stock Option Plan as amended and restated August 7, 2003.

The aforementioned Long-Term Incentives are a departure from the Company’s 2004 OCP and are made in place of the 2004 OCP grants, including the Performance Accelerated Restricted Stock (“PARS”) Program covering restricted stock and contingent cash grants for all years until 2004 PARS grants vest. Therefore, although you will continue to be eligible to receive annual grants as outlined below, you will not receive any additional consideration for the restricted stock and contingent cash portion of the future years’ Long-Term Incentives until the 2004 PARS vest.

In fiscal year 2005, you will be eligible to receive the greater of (A) the 2005 Program Grant, or (B) the stock option grant you would be entitled to as a Senior Vice President as well as any additional programs installed for officer level employees. You will not, however, receive any additional stock or contingent cash grants until 2004 PARS vest.

In fiscal year 2006, you will be eligible to receive the normal stock option grant to which you would have been entitled under the Company’s OCP. You will not, however, receive any additional stock or contingent cash grants until and unless 2004 PARS vest. You will, however, be eligible for any newly implemented officer level program in place for that year.

The aforementioned notwithstanding, within six (6) years of your hire date your stock ownership must equal or exceed either (A) twenty-four thousand (24,000) shares of common stock, including restricted shares and shares held in your 401K account or (B) Nine Hundred Eighty Four Thousand Dollars ($984,000.00) worth of stock.

Benefits

You will have the various Company benefits, including four (4) weeks of paid vacation per year generally available to officers of the Company. The Company will also reimburse you for your COBRA expense during the waiting period (first of the month following 90 days of service) for medical and dental benefits. This reimbursement shall represent the insurance premium differential between COBRA (benefits continuation) and the premium assessed for active employee participation in the Winn-Dixie medical and dental benefits plans.

Mr. Bennett Nussbaum

March 8, 2004

Housing Allowance

In lieu of relocation assistance and for as long as you remain employed by the Company up to and including thirty-six (36) months, you will receive a monthly payment of Four Thousand Five Hundred Dollars ($4,500.00), less appropriate taxes.

Severance and Change-in Control

In the event you are involuntary terminated for any reason other than for cause as defined herein, you will be covered by our Officer Severance Policy, which provides severance pay of (A) two (2) years at your base salary rate, (B) two (2) years of target bonus calculated at sixty percent (60%) of your annual base salary, and (C) eighteen (18) months of benefit continuation via COBRA which is provided by payment to you of the insurance premium differential between COBRA (benefits continuation) and the premium assessed for active employee participation in the Winn-Dixie medical and dental benefits plans, with all of the sums identified in this paragraph to be made in a lump sum, less appropriate tax and other deductions.

In the event of a Change-in-Control, as defined in the Company’s Restricted Stock and Key Employee Stock Option Plans, and you either (A) involuntary termination other than for cause within one (1) year of the Change-in-Control, or (B) resignation due to a material change in your work responsibilities, title, location, or reduction of compensation within one (1) year of a Change-in-Control, you will be eligible for severance pay of (i) three (3) years of base salary, (ii) three (3) years of target bonus calculated at sixty percent (60%) of your annual base salary, and (iii) eighteen (18) months of benefit continuation via COBRA which is provided by payment to you of the insurance premium differential between COBRA (benefits continuation) and the premium assessed for active employee participation in the Winn-Dixie medical and dental benefits plans, with all of the sums identified in this paragraph to be made in a lump sum, less appropriate tax and other deductions.

For purposes of this agreement, cause is defined as (A) your willful engagement in misconduct that is material and demonstrably economically injurious, monetarily or otherwise, to the Company or any of its subsidiaries, affiliated companies, or parent, or (B) your conviction of, or pleading guilty or nolo contendere to, a felony involving moral turpitude. For purposes of the foregoing, no act, or failure to act, or failure to act, on your part shall be deemed “willful” unless done, or omitted to be done, by you (i) not in good faith or without reasonable belief that your act, or failure to act, was in the best interest of the Company, and (ii) without the direction of the Board or a committee thereof.

For purposes of this agreement, good reason is defined as failure of the Board of Directors to elect you to the positions set forth in this letter as provided herein, failure of the Compensation Committee of the Board of Directors to approve the equity grants and others terms and conditions of this agreement, any change in title as a result of which you cease to be the Company’s Senior Vice President and Chief Financial Officer, or any reduction in base salary or other compensation from that provided in this agreement. Receipt of any severance or change in

Mr. Bennett Nussbaum

March 8, 2004

control payments is conditioned upon (a) your execution of an agreement at termination of employment that contains a general waiver and release of all claims arising prior to the date of the release against the Company, its officers, agents, employees, successors and assigns and any affiliated company, parent, or subsidiary, and their past and present directors, officers, employees, representatives, successors and assigns, other than of your rights to receive the benefits described in this agreement; provided, however, that this condition shall not apply unless the Company simultaneously executes a general release of all claims against you, other than its rights to enforce the obligations imposed on you at or after termination of your employment from the Company as described in the following clause (b) hereof, and (b) your execution of a separate agreement including a standard confidentiality clause; a mutual non-disparagement clause; a standard return of materials clause; a non-disclosure clause; a three year non-compete clause restricting you from becoming employed by or providing services in any capacity to any business or enterprise that owns or operates a retail grocery store within a seven mile radius of any retail grocery store owned or operated by the Company at the time of your termination of employment; a three year employee non-solicitation clause and the right to seek specific performance of such covenants and injunctive relief in the event of a breach of the confidentiality, non-disclosure or non-solicitation clauses, without prejudice to other remedies the Company may have at law or in equity.

The Company will indemnify you pursuant to the provisions of its charter and by laws. As promptly as practicable, the Company will include you as a named insured under the Company’s existing directors and officers liability insurance policies.

All payments made to you during your employment will be subject to required tax withholding.

The conditions of this letter are subject to the approval of the Company’s Compensation committee.

This offer of employment is contingent upon your submission of satisfactory proof of your identity and your legal authorization to work in the United States.

Mr. Bennett Nussbaum

March 8, 2004

If this letter correctly states your understanding of the offer which you have accepted, please so indicate by signing and returning the enclosed copy of this letter to Mark Matta, Senior Vice President, Human Resources, or Laurence Appel, Senior Vice President, General Counsel and Corporate Secretary in an envelope marked Personal & Confidential, at your earliest convenience.

Bennett, I look forward to having you join the Team.

Sincerely,

/s/ FRANK LAZARAN
Frank Lazaran

/s/ BENNETT NUSSBAUM	3/8/04
Agreed To	Date

cc:	Mark Matta

Laurence Appel